ARTICLES OF ORGANIZATION FOR FLORIDA LIMITED LIABILITY COMPANY

ARTICLE I - Name:
The name of the Limited Liability Company is:

KEHEI, L.L.C.

(Must end with the words "Limited Liability Company," the abbreviation "L.L.C.," or the designation "LLC.")

ARTICLE II - Address:
The mailing address and street address of the principal office of the Limited Liability Company is:

Principal Office Address:	**Mailing Address:**
19101 MYSTIC POINT DRIVE	SAME AS PRINCIPAL
SUITE 410	
AVENTURA, FL 33180	

ARTICLE III - Registered Agent, Registered Office, & Registered Agent's Signature:
(The Limited Liability Company cannot serve as its own Registered Agent. You must designate an individual or another
 business entity with an active Florida registration.)

The name and the Florida street address of the registered agent are:

CHARLES S. DALE, ESQUIRE
_____
Name
414 NE 4TH STREET
_____
Florida street address (P.O. Box **NOT** acceptable)

FORT LAUDERDALE   FL   33301
_____
City, State, and Zip

Having been named as registered agent and to accept service of process for the above stated limited liability company at the place designated in this certificate, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent as provided for in Chapter 608, F.S..



_____
Registered Agent's Signature (REQUIRED)

(CONTINUED)

ARTICLE IV- Manager(s) or Managing Member(s):
The name and address of each Manager or Managing Member is as follows:

Title:
"MGR" = Manager
"MGRM" = Managing Member

Name and Address:

MANAGER

ADRIENNE MOORE
191 MYSTIC POINT DRIVE #410
AVENTURA, FL 33180

(Use attachment if necessary)

ARTICLE V: Effective date, if other than the date of filing: 11/19/2008 .
(OPTIONAL)
(The effective date: 1) cannot be prior to nor more than 90 days after the date this document is filed by the Florida Department of State; AND 2) must be the same as the effective date listed in the attached Certificate of Conversion, if an effective date is listed therein.)

REQUIRED SIGNATURE:

Signature of a member or an authorized representative of a member.

(In accordance with section 608.408(3), Florida Statutes, the execution of this document constitutes an affirmation under the penalties of perjury that the facts stated herein are true.)

CHARLES S. DALE, ESQUIRE
Typed or printed name of signee

Filing Fees:

$125.00 Filing Fee for Articles of Organization and Designation of Registered Agent
$ 30.00 Certified Copy (Optional)
$ 5.00 Certificate of Status (Optional)